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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Replidyne, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
76028W 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 13 pages

1	NAMES OF REPORTING PERSONS: Sequel Venture Partners III, L.L.C. (“SVP III”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1561872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,459,459 shares, of which 1,420,000 shares are directly owned by Sequel Limited Partnership III (“SLP III”) (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”) (including currently exercisable warrants to purchase 219 shares). Sequel Venture Partners III, L.L.C. is the general partner of SLP III and SEF III and may be deemed to have sole power to vote all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,459,459 shares, of which 1,420,000 shares are directly owned by Sequel Limited Partnership III (“SLP III”) (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”) (including currently exercisable warrants to purchase 219 shares). Sequel Venture Partners III, L.L.C. is the general partner of SLP III and SEF III and may be deemed to have sole power to dispose or direct the disposition of all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,459,459 shares, of which 1,420,000 shares are directly owned by Sequel Limited Partnership III (“SLP III”) (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”) (including currently exercisable warrants to purchase 219 shares). Sequel Venture Partners III, L.L.C. is the general partner of SLP III and SEF III and may be deemed to have sole power to vote or dispose of all of these shares. SVP III hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

2 of 13 pages

1	NAMES OF REPORTING PERSONS: Sequel Limited Partnership III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1561871

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,420,000 shares (including currently exercisable warrants to purchase 7,935 shares).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,420,000 shares (including currently exercisable warrants to purchase 7,935 shares).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,420,000 shares (including currently exercisable warrants to purchase 7,935 shares).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

3 of 13 pages

1	NAMES OF REPORTING PERSONS: Sequel Entrepreneurs’ Fund III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1568047

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		39,459 shares (including currently exercisable warrants to purchase 219 shares).

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,459 shares (including currently exercisable warrants to purchase 219 shares).

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,459 shares (including currently exercisable warrants to purchase 219 shares).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

4 of 13 pages

1	NAMES OF REPORTING PERSONS: Timothy H. Connor (“THC”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). THC is a manager of SVP III, the general partner of SLP III and SEF III. THC may be deemed to have shared power to vote all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). THC is a manager of SVP III, the general partner of SLP III and SEF III. THC may be deemed to have shared power to dispose or direct the disposition of all of these shares. THC hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,459,459 shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

5 of 13 pages

1	NAMES OF REPORTING PERSONS: John T. Greff (“JTG”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). JTG is a manager of SVP III, the general partner of SLP III and SEF III. JTG may be deemed to have shared power to vote all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). JTG is a manager of SVP III, the general partner of SLP III and SEF III. JTG may be deemed to have shared power to dispose or direct the disposition of all of these shares. JTG hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,459,459 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

6 of 13 pages

1	NAMES OF REPORTING PERSONS: Kinney L. Johnson (“KLJ”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). KLJ is a manager of SVP III, the general partner of SLP III and SEF III. KLJ may be deemed to have shared power to vote all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). KLJ is a manager of SVP III, the general partner of SLP III and SEF III. KLJ may be deemed to have shared power to dispose or direct the disposition of all of these shares. KLJ hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,459,459 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

7 of 13 pages

1	NAMES OF REPORTING PERSONS: Daniel J. Mitchell (“DJM”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		32,984 shares (including 16,313 shares issuable upon exercise of options exercisable within 60 days of December 31, 2006.)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). DJM is a manager of SVP III, the general partner of SLP III and SEF III. DJM may be deemed to have shared power to vote all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,984 shares (including 16,313 shares issuable upon exercise of options exercisable within 60 days of December 31, 2006.)

WITH:	8	SHARED DISPOSITIVE POWER:

1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). DJM is a manager of SVP III, the general partner of SLP III and SEF III. DJM may be deemed to have shared power to dispose or direct the disposition of all of these shares. DJM hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,492,443 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

8 of 13 pages

1	NAMES OF REPORTING PERSONS: Thomas G. Washing (“TGW”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). TGW is a manager of SVP III, the general partner of SLP III and SEF III. TGW may be deemed to have shared power to vote all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,459,459 shares, of which 1,420,000 shares are directly owned by SLP III (including currently exercisable warrants to purchase 7,935 shares) and 39,459 shares are directly owned by SEF III (including currently exercisable warrants to purchase 219 shares). TGW is a manager of SVP III, the general partner of SLP III and SEF III. TGW may be deemed to have shared power to dispose or direct the disposition of all of these shares. TGW hereby disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,459,459 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

9 of 13 pages

Item 1(a). Name of Issuer:
Replidyne, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1450 Infinite Drive
Louisville, CO 80027
Item 2(a). Name of Person Filing:
Sequel Venture Partners III, L.L.C. (“SVP III”)
Sequel Limited Partnership III (“SLP III”)
Sequel Entrepreneurs’ Fund III, L.P. (“SEF III”)
Timothy H. Connor (“THC”)
John T. Greff (“JTG”)
Kinney L. Johnson (“KLJ”)
Daniel J. Mitchell (“DJM”)
Thomas G. Washing (“TGW”)
SVP III is the general partner of SLP III and SEF III, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by SLP III and SEF III. THC, JTG, KLJ, DJM and TGW are managers of SVP III and may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer directly owned by SLP III and SEF III.
Item 2(b). Address of Principal Business Office or, if none, Residence:
4430 Arapahoe Avenue
Suite 220
Boulder, CO 80303
Item 2(c). Citizenship:
SVP III: Delaware
SLP III: Delaware
SEF III: Delaware
THC, JTG, KLJ, DJM and TGW: United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2(e). CUSIP Number:
76028W 10 7
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
See rows 5 through 11 of the cover pages.

10 of 13 pages

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Under certain circumstances set forth in the SLP III and SEF III Limited Partnership Agreements and the SVP III Operating Agreement, the respective limited partners, general partners and members of each of those entities have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of Replidyne, Inc. owned by each such entity.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of a Group.
Not applicable.
Item 10. Certification.
Not applicable.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2007

/s/ John T. Greff
John T. Greff, individually and on behalf of Sequel Venture Partners III,
L.L.C. in his capacity as a manager thereof and on behalf of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. in his capacity as a manager of Sequel Venture Partners III, L.L.C., the general partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P.

/s/ Timothy H. Connor
Timothy H. Connor

/s/ Kinney L. Johnson
Kinney L. Johnson

/s/ Daniel J. Mitchell
Daniel J. Mitchell

/s/ Thomas G. Washing
Thomas G. Washing

11 of 13 pages

Exhibit Index

Sequentially Numbered
Exhibit	Page
Agreement of Joint Filing	13

12 of 13 pages

Agreement of Joint Filing
      Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

/s/ John T. Greff
John T. Greff, individually and on behalf of Sequel Venture Partners III,
L.L.C. in his capacity as a manager thereof, and on behalf of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. in his capacity as a manager of Sequel Venture Partners III, L.L.C., the general partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P.

/s/ Timothy H. Connor
Timothy H. Connor

/s/ Kinney L. Johnson
Kinney L. Johnson

/s/ Daniel J. Mitchell
Daniel J. Mitchell

/s/ Thomas G. Washing
Thomas G. Washing

13 of 13 pages